UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Alkermes Public Limited Company
(Name of Issuer)

Ordinary shares, $0.01 par value
(Title of Class of Securities)

G01767105
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G01767105	Page 2 of 5 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Sarissa Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,323,400

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,323,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,323,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.997%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G01767105	Page 3 of 5 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Alexander J. Denner, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,323,400

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,323,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,323,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.997%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G01767105	Page 4 of 5 Pages
SCHEDULE 13D
This Amendment No. 16 to Schedule 13D (“Amendment No. 16”) relates to ordinary shares, par value $0.01 per share (“Common Stock” and, such shares, the “Shares”), issued by Alkermes Public Limited Company, a company incorporated under the laws of Ireland (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2021 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 27, 2021, Amendment No. 2 to Schedule 13D filed on September 10, 2021, Amendment No. 3 to Schedule 13D filed on November 19, 2021, Amendment No. 4 to Schedule 13D filed on January 10, 2022, Amendment No. 5 to Schedule 13D filed on July 6, 2022, Amendment No. 6 to Schedule 13D filed on October 7, 2022, Amendment No. 7 to Schedule 13D filed on February 6, 2023, Amendment No. 8 to Schedule 13D filed on June 5, 2023, Amendment No. 9 to Schedule 13D filed on June 12, 2023, Amendment No. 10 to Schedule 13D filed on June 14, 2023, Amendment No. 11 to Schedule 13D filed on June 16, 2023, Amendment No. 12 to Schedule 13D filed on June 21, 2023, Amendment No. 13 to Schedule 13D filed on June 23, 2023, Amendment No. 14 to Schedule 13D filed on June 27, 2023 and Amendment No. 15 to Schedule 13D filed on June 28, 2023 (the Initial Schedule 13D, as so amended, the “Schedule 13D”), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 16 constitutes an “exit filing” for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 8,323,400 Shares representing approximately 4.997% of the outstanding Shares, based upon the 166,558,735 Shares outstanding as of July 21, 2023, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission on July 26, 2023.

(c) Other than as set forth in Schedule I to this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty days.

(e) As a result of the transactions set forth in Schedule I to this Amendment No. 16, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

CUSIP No. G01767105	Page 5 of 5 Pages
SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	August 24, 2023

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

/s/Alexander J. Denner
Alexander J. Denner

Schedule I

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions in the Shares were effected during the past 60 days by the Sarissa Funds in the open market:

Date of Transaction	Amount of Security Bought / (Sold)	Price Per Share
7/27/2023	(675,000)	30.27
7/28/2023	(11,600)	30.20
7/31/2023	(500,000)	29.13
8/1/2023	(100,000)	29.09
8/2/2023	(282,000)	28.15
8/21/2023	(90,000)	29.60
8/23/2023	(343,000)	28.12
8/23/2023	(3,220,000)	28.75
8/23/2023	(10,000)	28.83
8/24/2023	(405,000)	27.59
8/24/2023	(50,000)	27.52
8/24/2023	(30,000)	27.64